Exhibit 12-B
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                                     Ford Motor Company and Subsidiaries

                  CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                  ----------------------------------------------------------------------------------------

                                                       (in millions)

                                                    Nine
                                                    Months                  For the Years Ended December 31
                                                               ------------------------------------------------------------
                                                    1995        1994        1993           1992          1991        1990
                                                  --------     --------     --------      --------     --------     -------

Earnings
--------
  Income/(loss) before income taxes
   and cumulative effects of changes
   in accounting principles                       $ 5,825     $ 8,789      $ 4,003      $  (127)     $(2,587)     $ 1,495
  Equity in net loss/(income) of
   affiliates plus dividends from
   affiliates                                         176        (182)         (98)          26           69          171
  Adjusted fixed charges a/                         7,727       8,122        7,648        8,113        9,360        9,690
                                                  -------      -------      -------       -------      -------      -------
    Earnings                                      $13,728     $16,729      $11,553      $ 8,012      $ 6,842      $11,356
                                                  =======      =======      =======       =======      =======      =====

Combined Fixed Charges and
 Preferred Stock Dividends
--------------------------
  Interest expense b/                             $ 7,486      $ 7,787      $ 7,351       $ 7,987      $ 9,326     $ 9,647
  Interest portion of rental expense c/               199          265          266           185          124         105
  Preferred stock dividend requirements
   of majority-owned subsidiaries d/                  151          160          115            77           56          83
                                                  -------      -------      -------       -------      -------     -------
    Fixed charges                                   7,836        8,212        7,732         8,249        9,506       9,835

Ford preferred stock dividend
 requirements e/                                      311          472          442           317           26           0
                                                  -------      -------      -------       -------      -------     -------

  Total combined fixed charges
   and preferred stock dividends                  $ 8,147      $ 8,684      $ 8,174       $ 8,566      $ 9,532     $ 9,835
                                                  =======      =======      =======       =======      =======     =======

Ratios
------
  Ratio of earnings to fixed charges                  1.8          2.0          1.5           f/           g/          1.2

  Ratio of earnings to combined fixed
   charges and preferred stock dividends              1.7          1.9          1.4           h/           i/          1.2




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- - - - -
a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority-owned subsidiaries.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness. c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc., increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992.
   The U.S. statutory rate of 34% was used for 1992.
e/ Preferred stock dividend requirements of Ford Motor Company, increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
f/ Earnings inadequate to cover fixed charges by $237 million.
g/ Earnings inadequate to cover fixed charges by $2,664 million.
h/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
i/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.